# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

February 16, 2024

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In the Matter of

**Plant Capital, LLC**
**69846 Bluegrass Way**
**Cathedral City, California 92234**

**ORDER DECLARING OFFERING**
**STATEMENT ABANDONED UNDER THE**
**SECURITIES ACT OF 1933, AS AMENDED**

File No: File No. 024-12243

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       Plant Capital, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 16, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Loan Lauren Nguyen
Office Chief